UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes           No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Navigator Holdings Ltd. (the “Company”) announced on November 20, 2024, that it has exercised its previously disclosed option to construct two additional new 48,500 cubic metre capacity liquefied ethylene gas carriers (the “Newbuild Vessels”) with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., (together, the “Sellers”) in China.
The Newbuild Vessels are scheduled to be delivered to the Company in November 2027 and January 2028 respectively, at a cost of $102.9 million per vessel.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated November 20, 2024.
ITEM 2—EXHIBITS
The following exhibits are filed as part of this Report on Form 6-K:
Exhibit No.    Description

99.1    Press Release of Navigator Holdings Ltd., dated November 20, 2024.
THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.
Date: November 20, 2024	By: /s/ John Reay
Name: John Reay
Title: Corporate Secretary